Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The following is a transcript of an interview with Dr. Robert Hariri, M.D., Ph.D., Chairman and Chief Executive Officer of Celularity Inc., held on February 1, 2021. Dr. Hariri’s interview can be found at https://video.foxbusiness.com/v/6228003403001#sp=show-clips.

Maria Bartiromo

All right, Cheryl, thanks so much. We’re looking at the new vaccines coming on the market. Johnson & Johnson announced its single dose vaccine provides strong protection against COVID-19. This vaccine efficacy rate dropped to 57% though, down from 72%, after concerns that it would provide protection from the new strains of the virus in the United States. Joining me right now is the founder and CEO of Celularity, Dr. Robert Hariri. Dr. Hariri, great to see you again. Thanks very much for being here. Do you think that the vaccines will give the protection needed against the virus and these new strains? Tell us the actions you’re giving, telling patients and how to bolster their immune system these days.

Robert Hariri

Well, great to see you again, Maria, and thank you. It’s important that we manage expectations around the new vaccines that had been developed for COVID-19 in record time. The data that’s been quoted and the clinical experience thus far, is based on relatively small studies, and small numbers of patients. And the studies based on different designs and so on, show very promising results, most importantly, that they’re protecting patients from moderate to severe disease, but they don’t necessarily block disease in everyone. So, I think we have to take a lot of these with a grain of salt and monitor the effects over time.

Maria Bartiromo

Yeah, how do you assess where we are right now, Dr. Hariri? I mean, there are so many concerns that, you know, the vaccines are coming on the market, but so are the new strains coming into the, you know, into the populace. Stephen Lynch, Congressman Lynch, recently tested positive for COVID. He received the second dose of the Pfizer vaccine. So he got the entire vaccine, it’s supposed to be 95% efficacy, and he got the virus anyway.

Robert Hariri

Remember, a vaccine is only as good as the immune system it’s being injected into. We already know the vast majority of people who get infected have either mild or generally no real illness but it’s the elderly and people with what we call comorbid conditions, bad health, that are most at risk. The common denominator here is the underlying immune system. With the Congressman, you know, clearly, he had enough exposure to the vaccine to begin to mount a response but underlying his own immune capabilities, he may not have been able to mount a more durable response to protect them. And by the way, the fact that he tested positive doesn’t necessarily mean he wasn’t provided protection. You know, testing positive doesn’t necessarily mean you’re ill.

Maria Bartiromo

Yeah, Dr. Hariri, what what’s most important in terms of strengthening our immune systems? I mean, do you believe, do you also advocate things like, you know, taking zinc regularly? Vitamin D3? I feel like I’ve been taking zinc and elderberry since last March. I don’t know if it’s doing anything but you know, I’ve certainly been on that and I’m following the hype. Am I right?

Robert Hariri

So, elderberry and zinc and vitamin D3, have all generated some really interesting evidence that they can protect you and stimulate your immune system to function at a higher, at a higher tempo. Look, under normal conditions, 10% percent of average people fail to develop immunity after conventional vaccines. What we really need to be thinking about though, is look, vaccination gives your immune system a preview of the pathogen. And you have to develop your own response to that in order to have protection against disease. What we need to recognize is that just like the nutrients you’re talking about, there are other approaches we can augment immune function. Remember, in cancer, we recognize that not everybody responds to chemotherapy, you need to have a high functioning high performance immune system to get the best results. Immunotherapies for viral infections, I think will be a very, very important next wave. And as you already know, Regeneron, Sorento, and other companies are developing immune therapies for COVID-19. And I think that’s where a lot of promise exists, perhaps above and beyond even vaccines.

Maria Bartiromo

Dr. Hariri let me turn to business because you’ve seen a tremendous amount of growth in your own business. You’re taking Celularity public with this merger with GXGX. Tell me about it and why this. Is this a SPAC? Walk us through the growth story for Celularity.

Robert Hariri

So, Maria, as you know, Celularity was a spinoff from Celgene Corporation. We were the one and only spin off company dedicated to the platform of technology we invented around using cells and other biologic materials from the postpartum placenta. The platform is very rich. We have access to cells that are stem cells as well as immune cells. And we were looking towards moving towards the capital markets in order to take advantage of the funding necessary to fuel very active and aggressive clinical programs. So, GXGX, the special purpose acquisition corporation that we partnered with, was ideally situated and suited for our purposes. Number one, they provided us great certainty upon our process to go public. They provided speed that obviously is essential in a fast-moving technology sector. And they provide a great value. We were able to, to rise, to raise our PIPE round – our private investment in a public enterprise – through our existing strategic investors, and we’re able to move very quickly and efficiently towards being public. So, we’re very excited. Celularity has the potential to be a leader in cellular therapy, not just in cancer, but in degenerative diseases, and clearly even in treating viral diseases. So, the GXGX SPAC was an ideal partner for us.

Maria Bartiromo

That is just terrific. Dr. Hariri, we will be watching the growth story as you take to the capital markets. Congrats to you. It obviously gives the company that much more scale, which we will cover. Dr. Robert Hariri, come back soon.

Robert Hariri

Thanks very much. Thank you very much, Maria.

Additional Information about the Business Combination and Where to Find It

GX Acquisition Corp. (“GX”) has filed a registration Statement with the U.S. Securities and Exchange Commission ("SEC") on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the proposed business combination between Celularity Inc. (“Celularity”) and GX (the “Business Combination”). After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 24, 2020, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, and the Registration Statement, which was filed with the SEC on January 25, 2020, including the preliminary proxy statement/prospectus contained therein.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.